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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING



                                               Commission File Number 000-20731




(Check one)

/ /  Form 10-K and Form 10-KSB    / /  Form 11-K
/ /  Form 20-F       /X/ Form 10-Q and Form 10-QSB   / /  Form N-SAR
       For period ended September 30, 1997
/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR
        For the transition period ended _______________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________
_______________________________________________________________________________

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                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant Photran Corporation
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Former name if applicable
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Address of principal executive office (STREET AND NUMBER) 21875 Grenada Avenue
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City, State and Zip Code Lakeville, Minnesota  55044
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                                       PART II
                                RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


        /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        / / (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               The Registrant has reopened an internal investigation of certain financial and accounting regularities. Until this investigation is


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               complete, the Registrant will be unable to close its books for the quarter ended September 30, 1997. Based on the substantial and complex nature of the procedures to be undertaken in connection with this investigation, the Registrant cannot reasonably estimate with any accuracy when its quarterly report on Form 10-QSB for the quarter ended September 30, 1997 will be filed.




                                       PART IV
                                  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

      Paul T. Fink                          (612)  469-4880
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         (Name)                             (Area code)(Telephone Number)

        (2)  Have all other periodic reports required under Section 13 or
15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             /X/  Yes   / /  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             / /  Yes   /X/  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                 PHOTRAN CORPORATION
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                     (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1997                    By    /s/ Paul T. Fink
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                                       Paul T. Fink, Chief Executive Officer



               INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations. (SEE U.S.C. 1001).


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